SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                         STOCKGROUP.COM HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   861273100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 24, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 861273100                     13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Yasser Hosny Moustafa
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Egypt
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       1,098,000 (see Note A)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          N/A
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,098,000 (see Note A)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       N/A
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,098,000 (see Note A)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1      (a)   NAME OF ISSUER

                  Stockgroup.Com Holdings, Inc.

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  Suite 500
                  750 West Pender Street
                  Vancouver, British Columbia, Canada V6C 2T7

ITEM 2      (a)   NAME OF PERSON FILING

                  Yasser Hosny Moustafa

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  5 Saint Cathrine Sq.
                  Alexandria
                  Egypt

            (c)   CITIZENSHIP

                  Egypt

            (d)   TITLE OF CLASS OF SECURITIES

                  Common Stock, no par value

            (e)   CUSIP NUMBER

                  861273100

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)   |_| Broker or dealer registered under section 15 of the Act

            (b)   |_| Bank as defined in section 3(a)(6) of the Act

            (c) |_| Insurance company as defined in section 3(a)(19) of the Act

            (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

            (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

            (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

            (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

            (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

            (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

            (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

            If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4 OWNERSHIP

            (a)   Amount beneficially owned:

                  1,098,000 (see Note A)

            (b)   Percent of class:

                  9.9% (see Note A)

            (c)   Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 1,098,000 (see Note A)

                  (ii)  Shared power to vote or to direct the vote: N/A

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,098,000 (see Note A)

                  (iv)  Shared power to dispose or to direct the disposition of:
                        N/A

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10 CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 28, 2001
                                        ----------------------------------------
                                                       (Date)


                                        s/ Yasser Hosny Moustafa
                                        ----------------------------------------
                                                     (Signature)

                                        Yasser Hosny Moustafa
                                        ----------------------------------------
                                                     (Name/Title)

                                     NOTE A

Based on information provided by the Issuer, there are currently outstanding 8,479,676 shares of the Common Stock of the Issuer.

Reporting Person currently owns no shares of the Common Stock of the Issuer.

Reporting Person holds $300,000 principal amount of the Issuer's 3% Convertible Debenture Due December 31, 2003 (the "Maturity Date"). Under its terms, the Debenture is generally convertible into shares of Common Stock of the Issuer, where conversions are effected at the lower of $1.00 (the "Fixed Conversion Price") or 80% of the average of the two (2) lowest Closing Bid Prices (which need not be from consecutive trading days) during the ten (10) trading days ending on the trading day immediately preceding the Conversion Date, (the "Variable Conversion Price"), provided however that the Variable Conversion Price shall not be less than $0.50 (the "Minimum Conversion rice")

If the Conversion Price was equal to the Minimum Conversion Price the entire Convertible Debenture would be convertible into 600,000 shares. If interest on the Debentures through the first anniversary of the issuance were paid (at the option of the Issuer) in Common Stock based on the same Conversion Price, the Reporting Person would receive an additional 18,000 shares of Common Stock.

In addition, the Reporting Person holds three year warrants to purchase 300,000 shares of Common Stock at an exercise price of $1.00 per share and three year warrants to purchase 180,000 shares of Common Stock at an exercise price of $2.00 per share (the "Warrants").

The Debenture and the Warrants are not currently fully convertible or exercisable into shares of Common Stock of the Issuer by the Reporting Person, because Section 4(C) of the Debenture and the terms of each Warrant restrict the rights of Reporting Person to convert or exercise if, as a result of such conversion or exercise (but without giving effect to shares issuable upon conversions or exercises not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of the Common Stock of the Issuer

If all of the Debentures were currently fully convertible and converted, if the interest on the entire principal of the Debenture through the first anniversary of their issuance were paid in Common Stock at the same Conversion Price and if the Warrants were fully exercised, the Reporting Person's total shares of Common Stock would be 1,098,000 shares (11.5%).

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.